Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 9, 2022, with respect to the consolidated financial statements of Neovasc Inc. for the years ended December 31, 2021 and December 31, 2020, included in the Current Report on Form 6-K. We consent to the incorporation by reference of said report in the Registration Statements of Neovasc Inc. on Form F-10 (File No. 333-255293), Form F-3 (File No. 333-245385) and Form S-8 (File No. 333-226075).

/s/ Grant Thornton LLP

Vancouver, Canada
March 31, 2023	Chartered Professional Accountants

grantthornton.ca